Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Bowman Consulting Group Ltd. for the registration of shares of its common stock, preferred stock, warrants, rights, units, and debt securities and to the incorporation by reference therein of our report dated March 15, 2023, with respect to the consolidated financial statements of Bowman Consulting Group Ltd. included in its Annual Report (Form 10-K) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Tysons, Virginia

May 17, 2023